Exhibit 99.1

Ioneer’s Rhyolite Ridge Lithium-Boron Project Receives Final Permit Approval from U.S. Federal Government; Construction Planned for 2025

Project will quadruple U.S. lithium output, create hundreds of high paying jobs in rural Nevada

RENO, Nevada – October 24, 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management. With the positive decision, Rhyolite Ridge becomes the first U.S. lithium project approved by the Biden Administration as part of its efforts to accelerate domestic critical mineral production and advances the Esmeralda County, Nevada investment toward construction in 2025 and first production in 2028.

Rhyolite Ridge will supply the batteries for more than 370,000 American-made electric vehicles annually and process crucial battery materials on-site in the United States. The project will create an estimated 500 jobs during construction and 350 high paying jobs during its decades in operation.

“For more than six years, we have worked closely with state, federal and tribal governments, as well as the Fish Lake Valley community, to ensure the sound and sustainable development of our Rhyolite Ridge Lithium-Boron Project. We value our relationships with these stakeholders and appreciate their openness to engage, discuss concerns and develop solutions. Without that open and honest dialogue, such an outcome could never have been possible,” said Ioneer Managing Director Bernard Rowe. “This permit gives us a license to commence construction in 2025 and begin our work in creating hundreds of good-paying rural jobs, generating millions in tax revenue for Esmeralda County, and bolstering the domestic production of critical minerals.”

“I can say with absolute confidence there are few deposits in the world as impactful as Rhyolite Ridge. Today’s approval of Ioneer’s federal permit is the culmination of countless hours of work and a testament to our remarkable team’s dedication to developing and building one of the most sustainable mining projects in the country,” said Ioneer Executive Chairman James Calaway. “We are pleased by what we have achieved working with the Biden Administration, and by the bi-partisan support we have received at the federal, state and local levels.”

The formal Record of Decision (ROD) follows the issuance last month of the final Environmental Impact Statement (EIS)1 by the BLM, which incorporated public feedback received during the April-June open comment period, and concludes the rigorous and comprehensive formal federal permitting process, which began in early 2020. Ioneer’s pre-permitting work began in early 2019 and, in December 2022, the company formally entered the final stages of the National Environmental Policy Act (NEPA) review, as required by all projects on federal lands.

Ioneer enacted major changes to the project throughout the permitting process resulting in a stronger, more sustainable project that incorporates the needs and concerns of all stakeholders. They include:

•	Major modification to the location of the western wall of the quarry to avoid Tiehm’s buckwheat, an endangered species adjacent to the project designated in December 2022,
•	Relocation of all possible infrastructure and related disturbance to areas outside of critical habitat identified because of its potential to support pollinators for Tiehm’s buckwheat,

1 “Ioneer’s Rhyolite Ridge Project Clears Major U.S. Federal Permitting Step, Advances Toward Construction” https://www.businesswire.com/news/home/20240919943952/en/Ioneer%25E2%2580%2599s-Rhyolite-Ridge-Project-Clears-Major-U.S.-Federal-Permitting-Step-Advances-Toward-Construction

Ioneer Ltd. (ASX: INR, NASDAQ: IONR) Suite 16.01, 213 Miller Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

•	Relocation of overburden storage facilities to avoid culturally sensitive sites and other important mitigation measures based on input from tribal site visits and consultation,
•	Commitments to water conservation,[2] and
•	Commitments to dust, noise and light monitoring as well as mitigation and minimization of impact for the community and nature.

As part of the final EIS, the U.S. Fish and Wildlife Service, which oversees the administration of the Endangered Species Act (ESA), also formally released the ESA Section 7 Biological Opinion concluding Rhyolite Ridge will not jeopardize Tiehm’s buckwheat or adversely modify its critical habitat.

Rhyolite Ridge’s commitment to sustainability extends to its processing facility, for which 70% of engineering is complete, to recycle half of all the water used. As Ioneer’s facility comes online, the company will evaluate and continue to deploy new technologies to further reduce water consumption.

Due to the deposit’s unique minerology, Ioneer will limit its operational footprint by avoiding the use of evaporation ponds and curtail its carbon footprint as its steam-powered facility will operate independently from the Nevada energy grid.

With the project formally approved by the federal government, Ioneer expects to issue updated reserve figures and estimated project costs by December 2024 and advance toward a Final Investment Decision with its financing partners.

Estimated Project Timeline

Ioneer’s estimated timing* for the Rhyolite Ridge Lithium-Boron Project is as follows:

Milestone	Targeted timing	Note
Anticipated Final Investment Decision	1Q 2025	Based on current management estimates and accounting for the Sibanye-Stillwater agreement, U.S. Department of Energy Loan Programs Office conditional loan and any other required funding close.
Construction	36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
Anticipated Commercial Production and Delivery to Partners	2028	Produce and process high-grade lithium and boron on-site at Rhyolite Ridge.

*As of October 2024, and subject to change.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

2 “Water Use at Rhyolite Ridge” https://www.ioneer.com/wp-content/uploads/2024/07/Ioneer-Water-Fact-Sheet_Final-1-1.pdf

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About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing.

Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Important notice and disclaimer

Forward-looking statements
This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.
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Contacts

United States Investor Relations
Chad Yeftich
E: ir@ioneer.com

Media Relations (USA)
Daniel Francis, FGS Global
E: daniel.francis@fgsglobal.com

Australia Investor Relations
Ian Bucknell
E: ir@ioneer.com

Media Relations (Australia)
Peter Taylor, NWR Communications
peter@nwrcommunications.com.au

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